					Exhibit 12-44

THE DETROIT EDISON COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Twelve Months Ended December 31
(Millions of Dollars)	June 30, 2012	2011	2010	2009	2008	2007
Earnings:
Pretax earnings	$352	$702	$707	$604	$517	$466
Fixed Charges	147	310	328	348	324	319
Net earnings	$499	$1,012	$1,035	$952	$841	$785

Fixed charges:
Interest expense	$133	$287	$310	$325	$293	$294
Adjustments	14	23	18	23	31	25
Fixed Charges	$147	$310	$328	$348	$324	$319

Ratio of earnings to fixed charges	3.39	3.26	3.16	2.74	2.60	2.46